NAME OF REGISTRANT

Franklin Templeton Fund Allocator Series
File No. 811-07851

EXHIBIT ITEM No. 77M: Mergers

Pursuant to a Plan of Reorganization made by Franklin Templeton Fund Allocator Series (the "Trust") on behalf of its series, Franklin Templeton Perspectives Allocation Fund ("Perspectives Fund") and Franklin Templeton Corefolio Allocation Fund ("Corefolio Fund"), Corefolio Fund has acquired all of the property, assets and goodwill of Perspectives Fund on June 21, 2010, in exchange solely for shares of common stock of Corfolio Fund and the distribution, pursuant to the Agreement of Merger, of the Perspectives Fund shares of common stock to Corfolio Fund.